[LOGO] FIDELITY                  1009 Perry Highway o Pittsburgh, PA  15237-2105
       BANCORP, INC.                   Telephone 412/367-3300 o Fax 412/364-6504

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January 30, 2006


Ms. Joyce Sweeney
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

         Re: Fidelity Bancorp, Inc.
             Form 10-K for the fiscal year ended September 30, 2005 File No. 0-22288


Dear Ms. Sweeney:

In response to your comment letter of January 20, 2005, we offer the following response:

The mutual fund investment is composed of investments in two mutual funds. The largest investment is in the AMF Ultra Short Mortgage fund, with a cost basis of $10,310,000 and an unrealized loss of $237,000, or 2.3% of cost. This fund invests primarily in short-term, high quality mortgage-backed securities. The market value has been less than cost since January 2003, however during the intervening months the market value has been within $2,000 of cost as recently as January 2005. The unrealized loss at September 30, 2005, is the largest unrealized loss during this period. We believe the decline in market value is due solely to interest rate movements and is not related to credit quality. We believe the recovery of the fund's value is dependent primarily on future interest rate movements. While it is difficult to predict future interest rate movements, we believe this investment's fair value should equal or exceed cost during the next year or so as interest rates stabilize, and the fund's securities adjust to current market rates, as well as cash flow being reinvested at current market rates. Additionally, there are no credit concerns with this investment that might impair the value. We believe we have the intent and ability to hold this investment for a sufficient period of time to allow for a recovery in market value based upon our overall financial strength, the fact that we have not sold any of this mutual fund since it was acquired, and the length of time we have held this mutual fund, since we consider it a prudent investment for a bank. Our first investment was made in the fund in April 2001, and we have added to that position since then from time to time. In addition, the fund is very liquid and could be redeemed at any time.

The second mutual fund investment is in the Access Capital Strategies Community Investment Fund, with a cost basis of $1,078,000 and an unrealized loss of $27,000, or 2.5%. This fund invests in CRA qualified AAA rated or Agency securities in census tracts targeted by the fund's investors and is designed to help meet the investors' CRA obligations. Investments of $500,000 each were made in the fund in September 2004 and November 2004. The market value has been less than cost since the initial investment. The unrealized loss at September 30, 2005, is the largest unrealized loss during this period. We believe the decline in market value is due solely to the upward trend in interest rate movements that have occurred over the past year. There are no credit quality issues with the mutual fund. We believe the recovery of the fund's value is dependent primarily on future interest rate movements. While it is difficult to predict future interest rate movements, we believe this investment's fair value should equal or exceed cost during the next year or so as interest rates stabilize, as well as cash flow being reinvested at current market rates. We believe we have the intent and ability to hold this investment for a sufficient period of time to allow for a recovery in market value based upon our overall financial strength, the fact that we have not sold any of this mutual fund since it was acquired, and the fact we consider it a prudent investment for a bank, particularly since it helps us meet our CRA obligations. In addition, the fund is liquid and allows redemptions at the end of each month.

The mortgage-backed securities and collateralized mortgage obligations represent 26 individual securities, with a total cost basis of $41,003,000 and an unrealized loss of $1,061,000, or 2.6%. All are either agency issues or are AAA rated. The cost basis of the largest individual security is $4.3 million, with an unrealized loss of $119,000, or 2.7%. This is a FHLMC gold MBS fixed rate pass through, 15-year term and a maturity of 5/1/2014. The current average life of the bond is 3.5 years. The security with the largest loss as a percentage of cost is 6.7% on a cost basis of $490,000. This is a FHLMC ARM that has an adjustment date of 11/08 and an average life at projected prepayment speeds of less than 3 years. Both of these securities are in the held-to-maturity category. $24.7 million of the securities with unrealized losses at September 30, 2005 are in the held-to-maturity category and we have never sold a security out of this category, thus I believe we have demonstrated the intent and ability to hold such securities until maturity. The remaining securities are in the available-for-sale category with a total cost of $16.3 million and an unrealized loss of $401,000, or 2.5%. None of the securities have a loss which is individually significant.

The mortgage-backed securities and collateralized mortgage obligations have experienced unrealized losses ranging from 12 to 16 months, resulting from the increase in interest rates that has occurred over that time period. We believe that the unrealized losses were caused solely by interest rate movements and not by credit quality concerns. We believe that the securities will regain their value through interest rate movements and, in any event, we will recoup their value through principal repayments.

I hope this response satisfactorily answers your comment. As you requested, we acknowledge that:

o we are responsible for the adequacy and accuracy of the disclosures in our filings,
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and
o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call if you have any further questions.


Sincerely,

/s/Richard G. Spencer

Richard G. Spencer
President and Chief Executive Officer